Date: November 2, 2020

Jeffrey Gordon

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Deseo Swimwear Inc. Form 10-K for the Year Ended December 31, 2019 Filed April 14, 2020 File No. 333-210419

In response to your letter dated October 20, 2020, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”).  Amendment to the Form 10-K is being filed concurrently with this letter.

The Company has made certain changes in the 10-K in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s October 20, 2020 letter in italicized text immediately before our response.

10-K for the year ended December 31, 2019

Item 9A. Controls and Procedures, page 11

It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report.  Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-K for the year ended December 31, 2019. See Item 307 of Regulation S-K.  Please ensure your amended filings includes currently dated management certifications that refer to the Form 10-KA.

RESPONSE: The Company has performed a complete effective assessment of our disclosure controls and procedures and disclose our conclusions in an amended Form 10-K for the year ended December 31, 2019 in a Form 10-K/A.

Sincerely,

/s/ Suzanne Cope

Suzanne Cope, President